Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

December 19, 2014

VIA EDGAR

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Echo Therapeutics, Inc. (the “Company”)
Preliminary Proxy Statement (the “Proxy Statement”) filed by Platinum Partners Value Arbitrage Fund L.P., et. al. (collectively, “Platinum”)
File No. 001-35218

Dear Mr. Duchovny:

We are writing to inform you that Platinum has reached a settlement with the Company in this matter and no longer intends to solicit proxies from the Company’s stockholders pursuant to the Proxy Statement. As such, Platinum hereby withdraws the Proxy Statement.

Please feel free to contact me at (212) 880-9865 with any questions you may have.

Very truly yours,

/s/ Christopher P. Davis
                    Christopher P. Davis

cc:  David Ottensoser